UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                           BALLARD POWER SYSTEMS INC.
          -----------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
          -----------------------------------------------------------
                         (Title of Class of Securities)


                                   05858H 10 4
          -----------------------------------------------------------
                                 (CUSIP Number)


       Michael Winkler                            Holly E. Leese
      DaimlerChrysler AG              DaimlerChrysler North America Holding
       Epplestrasse 225                            Corporation
       70546 Stuttgart                         1000 Chrysler Drive
           Germany                      Auburn Hills, Michigan 48362-2766
   Tel: 011-49-711-17-22930                    Tel: (248) 512-3984


         -------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 12, 2005
         -------------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 14 Pages


CUSIP NO.  058584 10 4

--------------------------------------------------------------------------------
1 Name of Reporting Person/I.R.S. Identification No. of above persons (entities only)

        DaimlerChrysler AG
--------------------------------------------------------------------------------
2       Check the Appropriate box if a member of a group                (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC use only

--------------------------------------------------------------------------------
4       Source of funds (See Instructions)

        WC, OO
--------------------------------------------------------------------------------
5       Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6       Citizenship or place of organization

        Federal Republic of Germany
--------------------------------------------------------------------------------
                               7    Sole voting power

                                    20,538,503
                            ----------------------------------------------------
                               8    Shared voting power
         NUMBER OF
          SHARES                    1,547,489
     BENEFICIALLY OWNED     ---------------------------------------------------
      BY EACH REPORTING        9    Sole dispositive power
          PERSON
           WITH                     20,538,503
                            ---------------------------------------------------
                               10   Shared dispositive power

                                    1,547,489
--------------------------------------------------------------------------------
11      Aggregate amount beneficially owned by each reporting person

        22,085,992
--------------------------------------------------------------------------------
12      Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
                                                                            [_]
--------------------------------------------------------------------------------
13      Percent of class represented by amount in row (11)

        17.9%
--------------------------------------------------------------------------------
14      Type of reporting person (See Instructions)

        CO
--------------------------------------------------------------------------------

                                                             Page  3 of 14 Pages


CUSIP NO.  058584 10 4

--------------------------------------------------------------------------------
1 Name of Reporting Person/I.R.S. Identification No. of above persons (entities only)

        DaimlerChrysler North America Holding Corporation
        IRS Identification Number: 22-1760935
--------------------------------------------------------------------------------
2       Check the Appropriate box if a member of a group                (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC use only

--------------------------------------------------------------------------------
4       Source of funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5       Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6       Citizenship or place of organization

        Delaware
--------------------------------------------------------------------------------
                               7    Sole voting power

                                    -0-
                            ----------------------------------------------------
                               8    Shared voting power
          NUMBER OF
           SHARES                   1,547,489
      BENEFICIALLY OWNED    ---------------------------------------------------
       BY EACH REPORTING       9    Sole dispositive power
           PERSON
            WITH                    -0-
                            ---------------------------------------------------
                               10   Shared dispositive power

                                    1,547,489
--------------------------------------------------------------------------------
11      Aggregate amount beneficially owned by each reporting person

        1,547,489
--------------------------------------------------------------------------------
12      Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
                                                                            [_]
--------------------------------------------------------------------------------
13      Percent of class represented by amount in row (11)

        1.3%
--------------------------------------------------------------------------------
14      Type of reporting person (See Instructions)

        CO
--------------------------------------------------------------------------------

                                                              Page 4 of 14 Pages


This Amendment No. 1 amends, supplements and restates in its entirety the Statement on Schedule 13D filed on December 10, 2001 ("Schedule 13D") by DaimlerChrysler AG and DaimlerChrysler North America Holding Corporation (the "Reporting Persons") with respect to the Common Shares of Ballard Power Systems Inc., a Canadian corporation.

The Schedule 13D has been filed in paper format, as permitted by the rules and regulations of the Securities and Exchange Commission. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T of the Securities Act of 1933, as amended, this Amendment No. 1 to the Schedule 13D amends and restates, as applicable, as of the date of this Amendment, the entire text of the Schedule 13D in connection with the Reporting Persons' first filing of an amendment to the Schedule 13D under the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System.

ITEM 1 - SECURITY AND ISSUER

This Schedule 13D relates to the Common Shares without nominal or par value (the "Common Shares") of Ballard Power Systems Inc. ("Ballard"), a corporation incorporated under the CANADA BUSINESS CORPORATIONS ACT whose principal executive offices are located at 4343 North Fraser Way, Burnaby, British Columbia, V5J 5J9.

ITEM 2 - IDENTITY AND BACKGROUND

This Schedule 13D is filed jointly by DaimlerChrysler AG ("DaimlerChrysler"), a corporation incorporated under the laws of the Federal Republic of Germany, and DaimlerChrysler North America Holding Corporation ("DCNAH"), a corporation incorporated under the laws of the State of Delaware. DCNAH is a wholly owned subsidiary of DaimlerChrysler.

DaimlerChrysler is a manufacturing company engaged in the development, manufacture, distribution and sale of a wide range of automotive products. DCNAH is a holding company owning all of DaimlerChrysler's North American subsidiaries and conducting the operations of DaimlerChrysler in North America. DaimlerChrysler conducts its business in numerous locations throughout the world, and has no single address of its principal business. DaimlerChrysler's principal executive offices are located at Epplestrasse 225, 70567 Stuttgart, Germany and at 1000 Chrysler Drive, Auburn Hills, Michigan, 48326-2766, which latter address is also the principal business and executive office address of DCNAH.

Information concerning the name, business address, principal occupation and citizenship of each executive officer and director of DaimlerChrysler and DCNAH is attached in Exhibit 1 hereto and incorporated herein by reference.

Neither DaimlerChrysler, DCNAH nor, to the knowledge of DaimlerChrysler or DCNAH, any of their executive officers or directors have been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither DaimlerChrysler nor DCNAH, nor to the knowledge of DaimlerChrysler or DCNAH, any executive officer or director of DaimlerChrysler or DCNAH, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                                              Page 5 of 14 Pages



ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source and amount of funds or other consideration for the acquisition of such Common Shares were as follows (giving effect to the exchange rate of Canadian dollars ("Cdn.$") or Euros, as the case may be, to U.S. dollars ("US$") at the date of acquisition, unless otherwise noted):

         (a) On August 29, 1997 DaimlerChrysler purchased by private placement from Ballard 5,770,916 Common Shares (17,312,748 Common Shares after giving effect to a three for one stock split in June, 1998) at a price of Cdn.$35.00 (approximately US$25.27) per Common Share for an aggregate subscription price of Cdn.$201,984,701 (approximately US$145,806,696), which payment was derived from the transfer by DaimlerChrysler to Ballard of cash (which came from working capital of DaimlerChrysler), technology and other assets;

         (b) On April 7, 1998 DaimlerChrysler sold 332,155 Common Shares (996,465 Common Shares after giving effect to a three for one stock split in June, 1998) to Ford Motor Company ("Ford") at a price of Cdn.$80.80 (approximately US$56.81) per Common Share, for an aggregate sale price of Cdn.$26,838,124 (approximately US$18,870,959);

         (c) On November 30, 2001 DaimlerChrysler and DCNAH acquired the following Common Shares by private placement from Ballard:

                  (i) DaimlerChrysler acquired an aggregate of 1,348,119 Common Shares, of which 244,570 Common Shares were acquired in consideration for the sale of a 1.6% interest in XCELLSIS AG ("XCELLSIS") now Ballard AG ("Ballard AG") (formerly DBB Fuel Cell Engines GmbH ("DBB")) and 1,103,549 Common Shares were acquired at a price of Cdn.$27.185 (approximately US$17.30) per Common Share in consideration of the payment of Cdn.$30,000,000 (approximately US$19,086,300) from working capital of DaimlerChrysler; and

                  (ii) DCNAH acquired 1,547,489 Common Shares in consideration for the transfer to Ballard of a 16.9% interest in Ecostar Electric Drive Systems L.L.C. ("ECo");

         (d) In accordance with the terms of a purchase agreement between DaimlerChrysler and Ballard dated November 12, 2002 (the "IP Purchase Agreement"), DaimlerChrysler purchased from Ballard:
                  (i) 221,357 Common Shares on November 28, 2002 for an aggregate purchase price of 2,350,000 Euros (approximately US$2,325,500); and (ii) 221,356 Common Shares on April 4, 2003
                  for an aggregate purchase price of 2,350,000 Euros (approximately US$2,325,500). In each case the purchase price for the Common Shares was 10.62 Euros (approximately US$10.50) per Common Share, being the Euro equivalent of the average closing price of the Common Shares on the Toronto Stock Exchange for the 20 trading days ending on the day before the date of the IP Purchase Agreement. In each case the payments were derived from the transfer by DaimlerChrysler to Ballard of intellectual property relating to research conducted by DaimlerChrysler regarding Ballard's fuel cell technology; and

         (e) On January 12, 2005 DaimlerChrysler purchased by private placement from Ballard 2,431,388 Common Shares at a price of Cdn.$12.3386 (approximately US$10.29) per Common Share for an aggregate subscription price of Cdn.$30,000,000 (approximately US$25,027,000) from working capital of DaimlerChrysler. The Common Shares were

                                                              Page 6 of 14 Pages



                  issued to DaimlerChrysler at a price of Cdn.$12.3386 per Common Share, being the Canadian dollar equivalent of the average closing price of the Common Shares as reported on the Nasdaq National Market for the 20 trading days ending three business days before July 8, 2004, the date on which Ballard issued the conditional call notice in accordance with the terms of the Call Agreement and Call Notice described under
                  Item 6 - "Third Alliance Transaction - Additional Financing" below.

ITEM 4 - PURPOSE OF TRANSACTION

DaimlerChrysler initially acquired the Common Shares in order to participate in a global alliance (the "Global Alliance") with Ballard and Ford for the development, marketing and sale of fuel cell engines and related technology. Additional Common Shares have been acquired by DaimlerChrysler and DCNAH, as more particularly described under Item 3 above. The Call Agreement described under Item 6 below, and the additional Common Shares acquired by DaimlerChrysler thereunder, were acquired to permit Ballard to enhance its liquidity for the development of fuel cells and related products as a part of the Global Alliance.

HISTORY OF GLOBAL ALLIANCE

The history of the Global Alliance is as follows:

1. On August 29, 1997, DaimlerChrysler formed the Global Alliance with Ballard by purchasing a 25% interest in Ballard and by investing approximately Cdn.$207,000,000 (approximately US$149,427,090 at then current exchange rates) in DBB in exchange for a 66.67% interest in DBB. Ballard purchased a 33.33% interest in DBB. DBB was to develop fuel cell systems for use in DaimlerChrysler's vehicles in conjunction with research and development on fuel cells being conducted by Ballard directly.

2. On April 7, 1998, Ford joined the Global Alliance. In connection with this transaction, Ford invested approximately Cdn.$600 million (approximately US$421,884,000 at then current exchange rates) by purchasing a 15% interest in Ballard and a 21.78% interest in DBB and creating ECo, in which Ford would develop electric drives for use in Ford vehicles in conjunction with fuel cell research and development being conducted by Ballard. In connection with this transaction, DaimlerChrysler sold 332,155 Common Shares (996,465 Common Shares after giving effect to a three for one stock split in June, 1998) to Ford, DCNAH purchased a beneficial 16.9% interest in ECo and Ford purchased a 21.78% interest in DBB.

3. On November 30, 2001, Ford and DaimlerChrysler consolidated their fuel cell development activities by transferring their interests in XCELLSIS (formerly DBB) and ECo to Ballard and by investing further capital in Ballard in consideration for the issue of Common Shares to DaimlerChrysler, DCNAH and Ford (the "Third Alliance Transaction").

FUTURE PLANS

As part of the Third Alliance Transaction, DaimlerChrysler and Ballard agreed that 7,613,212 Common Shares would be issued to DaimlerChrysler in exchange for the remaining 49.9% interest in XCELLSIS (now Ballard AG). Assuming issuance of such shares, DCX would own, directly and indirectly, 29,699,202 Common Shares representing approximately 22.7% of the outstanding Common Shares of the Issuer (based on 130,879,601 outstanding Common Shares). New ownership arrangements are being negotiated for Ballard AG which would modify these arrangements and which, if completed, would

                                                             Page  7 of 14 Pages



result in an overall decrease in ownership of Common Shares by DaimlerChrysler. With the exception of these negotiations, at the present time neither DaimlerChrysler nor DCNAH have any additional plans or proposals that relate to or would result in actions or circumstances enumerated in Item 4 of Schedule 13D.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

DaimlerChrysler owns the direct legal and beneficial ownership interest and the sole right to vote and dispose of 20,538,503 Common Shares of Ballard. DCNAH owns an additional 1,547,489 Common Shares. As the parent company of DCNAH, DaimlerChrysler is the indirect beneficial owner of such Common Shares. Accordingly, DaimlerChrysler and DCNAH have shared dispositive and voting power over the 1,547,489 Common Shares held by DCNAH. DaimlerChrysler's overall interest in Ballard amounts to 22,085,992 Common Shares, representing approximately 17.9% of the issued and outstanding Common Shares of Ballard (calculated on the basis of 118,778,844 outstanding Common Shares, as confirmed by Ballard).

DaimlerChrysler acquired its original 5,770,916 Common Shares (17,312,748 Common Shares after giving effect to a three for one stock split in June, 1998) on August 29, 1997 at a price of Cdn.$35.00 (approximately US$25.27 at then current exchange rates) per Common Share pursuant to an Original Alliance Agreement (the "Original Alliance Agreement") dated August 29, 1997 between, inter alia, Ballard and DaimlerChrysler. DaimlerChrysler paid cash from its working capital and transferred intellectual property and other assets as consideration for the purchase of such Common Shares.

DaimlerChrysler disposed of 332,155 Common Shares (996,465 Common Shares after giving effect to a three for one stock split in June, 1998) to Ford on April 7, 1998 at a price of Cdn.$80.80 (approximately US$56.81 at then current exchange rates) per Common Share pursuant to a New Alliance Agreement (the "New Alliance Agreement") dated April 7, 1998 between, inter alia, Ballard, Ford and DaimlerChrysler. DaimlerChrysler sold the Common Shares to Ford for a cash payment of Cdn.$26,838,124 (approximately US$18,870,959 at then current exchange rates).

DaimlerChrysler and DCNAH acquired an aggregate of 2,895,608 Common Shares on November 30, 2001. The transaction was effected through an Acquisition and Plan of Merger Agreement among, inter alia, DaimlerChrysler, Ballard, DCNAH and Ford dated October 2, 2001, which closed in Vancouver, British Columbia, Canada on November 30, 2001. DaimlerChrysler purchased 1,348,119 of such Common Shares in consideration for the sum of Cdn.$30,000,000 (approximately US$19,086,300 as at November 30, 2001) and a 1.6% interest in XCELLSIS and DCNAH purchased 1,547,489 Common Shares in exchange for a 16.9% interest in ECo.

DaimlerChrysler acquired 221,357 Common Shares on November 28, 2002 and 221,356 Common Shares on April 4, 2003, in accordance with the terms of the IP Purchase Agreement, in each case in consideration for the transfer by DaimlerChrysler to Ballard of intellectual property relating to research conducted by DaimlerChrysler regarding Ballard's fuel cell technology.

To the knowledge of DaimlerChrysler and DCNAH, no executive officer or director of DaimlerChrysler or DCNAH owns any Common Shares of Ballard.

                                                             Page  8 of 14 Pages



(c)

DaimlerChrysler acquired 2,431,388 Common Shares on January 12, 2005 by private placement, pursuant to the Call Agreement and Call Notice described under Item 6
- "Third Alliance Transaction - Additional Financing" below.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Common Shares during the past 60 days.

(d) - (e)

Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

PREVIOUS CONTRACTUAL ARRANGEMENTS

When DaimlerChrysler made its first investment in Ballard, it entered into the Original Alliance Agreement. In connection with that agreement DaimlerChrysler purchased approximately a 25% interest in Ballard and a 66.67% interest in DBB. That agreement governed the rights with respect to DaimlerChrysler's interest in Ballard by (i) preventing Ballard from owning greater than 25% of the issued and outstanding share capital of Ballard except in the event of certain takeover bids by third parties; (ii) providing DaimlerChrysler the right to participate in future equity financings to maintain its percentage ownership of Ballard; and
(iii) preventing DaimlerChrysler from disposing of its interest in DBB prior to December 31, 1999.

The Original Alliance Agreement was terminated and replaced by the New Alliance Agreement on April 7, 1998. In connection with that transaction, the New Alliance Agreement and the Articles of Ballard provided that DaimlerChrysler and Ford, through shareholdings in the jointly-owned company, DBF Pref Share Holdings Inc. ("DBF"), were entitled to nominate directors of Ballard based on the number of Common Shares owned by the parties. This right entitled DaimlerChrysler to nominate two directors of Ballard. Under the New Alliance Agreement, DaimlerChrysler further agreed: (i) not to make any further acquisition of the Common Shares of Ballard without the written consent of Ballard; and (ii) not to sell, assign or otherwise dispose of the Common Shares of Ballard, other than to affiliates of DaimlerChrysler, prior to December 31, 2000. DaimlerChrysler and Ford also had certain anti-dilution rights in the New Alliance Agreement which entitled them to the right to purchase such number of additional Common Shares of Ballard in connection with any issue of Common Shares of Ballard to allow DaimlerChrysler and Ford to maintain their percentage ownership of Ballard.

DaimlerChrysler and Ballard entered into a Pooling Agreement in conjunction with the Original Alliance Agreement. At the closing of the transactions contemplated by the New Alliance Agreement, DaimlerChrysler entered into an Amended and Restated Pooling Agreement among Ballard, DaimlerChrysler, Ford and DBF dated April 7, 1998 pursuant to which DaimlerChrysler and Ford agreed that, as long as they maintained their interest in DBF, and thereby maintained their right to nominate directors of Ballard through this interest, they would not and would ensure that no affiliates or related parties, vote or grant to any other person the right to vote any Ballard Common Shares on a vote to elect or remove directors of Ballard. The agreement was terminated in connection with the Third Alliance Transaction.

                                                             Page  9 of 14 Pages



THIRD ALLIANCE TRANSACTION

The Third Alliance Transaction created the following restrictions relating to Ballard share capital and voting:

(a) RESTRICTED VOTING PROVISIONS. DaimlerChrysler and Ford continue to own an interest in DBF. DBF, in turn, owns Class A Shares of Ballard on behalf of DaimlerChrysler and Class B Shares of Ballard on behalf of Ford. So long as DaimlerChrysler and Ford maintain their interest in DBF and DBF owns the Class A and Class B Shares, the Third Alliance Agreement dated November 30, 2001 among, inter alia, Ballard, DaimlerChrysler, Ford and DCNAH (the "Third Alliance Agreement") and the Articles of Ballard entitle them to appoint directors of Ballard based on that interest. DaimlerChrysler is currently entitled to appoint three directors to the Board of Directors of Ballard. However, the Third Alliance Agreement and Ballard's Articles provide that as long as Class A Shares of Ballard are outstanding, DaimlerChrysler will be prohibited from voting its Common Shares of Ballard to elect or remove directors or to change the rights and restrictions attached to the Class A Shares and Class B Shares of Ballard. However, DaimlerChrysler may, in its discretion, provide a proxy to vote in favour of the election of directors nominated by management of Ballard.

(b) LIMITED VOTING PROVISIONS. Both the Third Alliance Agreement and the rights and restrictions attached to the Class A Shares for the benefit of DaimlerChrysler and Class B Shares for the benefit of Ford state that as long as DaimlerChrysler and Ford, or either of them, own a certain percentage of Common Shares, among other things, certain decisions of the Board of Directors of Ballard may not be undertaken without the approval of one more than a majority of the Board of Directors who are entitled to vote and do vote on the matter, including at least one of the directors appointed by either DaimlerChrysler or Ford. If any director appointed by DaimlerChrysler or Ford is absent or abstains, except in certain circumstances, a simple majority will suffice, which majority need not include one of the directors appointed by DaimlerChrysler or Ford. This voting limitation applies to, among other things: (i) the sale of substantially all of the assets of Ballard; (ii) an amalgamation, arrangement or statutory reorganization of Ballard with another entity; (iii) an amendment to Ballard's articles and to those by-laws that are inconsistent with the Third Alliance Agreement; (iv) approval of the annual budget or business plan or any change to the agreed upon strategic framework which guides Ballard's strategic planning; (v) capital investment or sales not provided for in the annual budget which initially exceed Cdn.$15 million (US$9,543,150 as at November 30, 2001); and (vi) investments in third parties not provided for in the annual budget which initially exceed Cdn.$15 million.

(c) EQUITY PARTICIPATION RIGHTS. The Third Alliance Agreement states that if Ballard undertakes an equity offering, DaimlerChrysler has the right to purchase a sufficient number of Common Shares to enable it to maintain a 23.32% equity ownership interest in Ballard. This right will increase if Ford elects not to fully participate in its corresponding right to maintain a 19.18% interest in Ballard, to the extent that Ford does not purchase the securities available to it under that right and provided the combined percentage interest of Ford and DaimlerChrysler in Ballard following such purchase does not exceed 42.5% of Ballard's Common Shares.

(d) RESTRICTED SHARE TRANSFERS. DaimlerChrysler and DCNAH are restricted from selling all of the Common Shares that they currently own except for 1,103,549 Common Shares issued for cash consideration in the Third Alliance Transaction and any acquired thereafter (other than those Common Shares DaimlerChrysler may purchase as consideration for the sale of 49.9% of XCELLSIS, and the 442,713 Common Shares issued to DaimlerChrysler pursuant to the IP

                                                             Page 10 of 14 Pages



         Purchase Agreement referred to in Item 3(d) above) (the "Ballard Base Shares") for a period of six years from November 30, 2001, the closing date of the Third Alliance Transaction, except to Ford or in the event of a takeover bid from a third party. DaimlerChrysler may only sell its non-Ballard Base Shares during the six year period with the consent of Ballard. DaimlerChrysler and Ford have also granted to each other a right of first refusal with respect to the sale of any of their respective Ballard Base Shares while the Third Alliance Agreement is in effect.

(e) STANDSTILL. Except as set forth below, DaimlerChrysler may not purchase any additional Common Shares if the purchase would cause its interest, combined with that of Ford, to exceed 42.5% of Ballard's outstanding Common Shares. Ford and DaimlerChrysler have agreed that prior to a purchase by either Ford or DaimlerChrysler of Common Shares the purchaser will give the other party 14 business days' notice. If, however, for a period of four years from the date of the Third Alliance
         Agreement: (i) DaimlerChrysler and Ford, or either of them, make a takeover bid that would result in them owning all of Ballard's outstanding Common Shares; or (ii) a takeover bid is made by a third party and DaimlerChrysler and Ford, or either of them, make a competing takeover bid for at least the number of Common Shares offered by such third party; then an acquisition of Common Shares may be made. In the fifth and sixth years, DaimlerChrysler may also make a takeover bid that would result in it, individually or with Ford, owning no less than two-thirds of Ballard's outstanding Common Shares. After six years, DaimlerChrysler and Ford, or either of them, may jointly make a takeover bid provided they acquire not less than the greater of an additional 20% of the outstanding Common Shares or such number of Common Shares so that they own 50% of all outstanding Common Shares. After six years DaimlerChrysler may also, in certain circumstances and if it still holds its Ballard Base Shares and Ford does not, make a takeover bid if it acquires in excess of 10% of the outstanding share capital of Ballard.

(f) ADDITIONAL FINANCING. The Third Alliance Agreement provided that if and when Ballard undertook equity offerings in the next three years, DaimlerChrysler agreed to invest up to a maximum of Cdn.$30 million (approximately US$19,086,300 as at November 30, 2001) as part of such offerings. On December 31, 2003 DaimlerChrysler entered into an agreement (the "Call Agreement") with Ballard, Ford and DBF Pref Share Holdings Inc. ("DBF") replacing this element of the Third Alliance Transaction. This agreement provided that Ballard could require each of DaimlerChrysler and Ford to subscribe for, take up, purchase and pay for a specified number of Common Shares. On July 8, 2004, Ballard conditionally exercised its rights under the Call Agreement in connection with a proposed restructuring of the Third Alliance Agreement. On December 16, 2004 Ballard provided each of Ford and DaimlerChrysler with a notice (the "Call Notice") electing to treat the conditional call as being unconditional. The transactions contemplated by the Call Agreement and the Call Notice were completed on January 12, 2005. Ballard has agreed to register the Common Shares issued to DaimlerChrysler pursuant to the Call Agreement upon request by DaimlerChrysler no earlier than January 12, 2006.

A more detailed description of the contractual arrangements contained in the Third Alliance Agreement with respect to the matters disclosed in Item 4 and
Item 6 of this Schedule 13D was attached as Exhibit 3 to the Schedule 13D, and is hereby incorporated herein by reference. The Articles of Amendment of Ballard containing the rights and restrictions attached to the Class A Shares and Class B Shares of Ballard were attached as Exhibit 4 to the Schedule 13D, and is hereby incorporated herein by reference. As discussed above in Item 4, DaimlerChrysler and Ballard agreed that 7,613,312 Common Shares would be issued to DaimlerChrysler after November 30, 2001 for the remaining 49.9% interest in XCELLSIS (now Ballard AG). For the purpose of the provisions of the Third Alliance Transaction described in paragraphs (a) to (f) above, except where expressly noted, DaimlerChrysler is deemed to beneficially

                                                             Page 11 of 14 Pages



own such 7,613,212 Common Shares. However, as noted under Item 4 - "Future Plans" above, new ownership arrangements are being negotiated for Ballard AG which would modify these arrangements.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed in connection with this Amendment No. 1 to the
Schedule 13D:

Exhibit 1.        Directors and Executive Officers of DaimlerChrysler and DCNAH.

Exhibit 2. Agreement of DaimlerChrysler and DCNAH to file Schedule 13D jointly, dated January 18, 2005.

Exhibit 3. Contractual Arrangements of the Third Alliance Transaction contained in the Third Alliance Agreement with respect to matters disclosed in Item 4 and Item 6, incorporated by reference to Statement on Schedule 13D filed December 10, 2001.

Exhibit 4. Form of Articles of Amendment of Ballard dated November 30, 2001 containing the rights and restrictions attached to Class A Shares and Class B Shares of Ballard, and filed pursuant to the CANADA BUSINESS CORPORATIONS ACT, incorporated by reference to Statement on Schedule 13D filed December 10, 2001.

Exhibit 5. Call Agreement dated December 31, 2003 between Ballard, DaimlerChrysler, Ford and DBF Pref Share Holdings Inc.

                                                             Page 12 of 14 Pages



                                    SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 18, 2005.




DAIMLERCHRYSLER  AG



By:   /s/ Wolfgang Bauder
      ---------------------------------
      Name:  Dr. Wolfgang Bauder
      Title: Senior Counsel



By:   /s/ Wolfgang Herb
      ---------------------------------
      Name:  Dr. Wolfgang Herb
      Title: Associate General Counsel

                                                             Page 13 of 14 Pages



                                    SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 18, 2005.




DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION



By:   /s/ Byron C. Babbish
      ---------------------------------
      Name:  Byron C. Babbish
      Title: Assistant Secretary

                                                             Page 14 of 14 Pages



                                INDEX TO EXHIBITS


Exhibit No.       Description
-----------       -----------

    1             Directors and Executive Officers of DaimlerChrysler and DCNAH.

    2 Agreement of DaimlerChrysler and DCNAH to file Schedule 13D jointly, dated January 18, 2005.

    3 Contractual Arrangements of the Third Alliance Transaction contained in the Third Alliance Agreement with respect to matters disclosed in Item 4 and Item 6 (incorporated by reference to Statement on Schedule 13D filed December 10, 2001.

    4 Form of Articles of Amendment of Ballard dated November 30, 2001 containing the rights and restrictions attached to Class A Shares and Class B Shares of Ballard, and filed pursuant to the CANADA BUSINESS CORPORATIONS ACT (incorporated by reference to Statement on Schedule 13D filed December 10, 2001.

    5 Call Agreement dated December 31, 2003 between Ballard, DaimlerChrysler, Ford and DBF Pref Share Holdings Inc.